1980 Post Oak Blvd. 8th Floor Houston, TX 77056 PO Box 2029 Houston, TX 77252-2029	713-625-8100 713-629-2330 fax 800-729-1900 stewart.com NYSE: STC

October 3, 2013

Mr. James Rosenberg

Senior Assistant Chief Accountant

Mail Stop 6010

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Stewart Information Services Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

filed March 6, 2013

File No: 001-02658

Dear Mr. Rosenberg:

We are providing the following information in response to your follow up comments in the letter dated September 12, 2013. We have repeated your comments with our response immediately following.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Restrictions on cash and investments, page F-11

1.	Consistent with your response to prior comment three, please expand your proposed disclosure to be included in future periodic reports to disclose that the cash and cash equivalents – statutory reserve funds are not restricted or segregated in separate deposit funds. Tell us what happens if you fail to maintain the statutory requirements for the funding of statutory premium reserves and, for example, your cash balance goes below the statutory requirement.

Response:

In response to your comment, we propose to clarify our disclosure as follows:

The Company maintains investments in accordance with certain statutory requirements for the funding of statutory premium reserves. Such investments for statutory reserve funds were approximately $xxx.x million and $444.6 million at December 31, 2013 and 2012, respectively. In addition, cash and cash equivalents – statutory reserve funds were approximately $xx.x million and $12.1 million at December 31, 2013 and 2012, respectively. Cash and cash equivalents – statutory reserve funds are not restricted or segregated in depository accounts. If the Company fails to maintain minimum investments or cash and cash equivalents to meet statutory requirements, the Company may be subject to fines or other penalties, including potential revocation of its business license.

Mr. James Rosenberg

October 3, 2013

Notes to Consolidated Financial Statements

Note 3 – Dividend restrictions, page F-11

2.	Please refer to your response to prior comment four. Please revise your proposed disclosure to be included in future periodic reports to clarify how “your underwriter entities” disclosed in bullet two of your response relates to “Guaranty” disclosed in the first bullet so as to provide connection of the amount of statutory capital and surplus necessary to satisfy regulatory requirements to the actual amount.

Response:

•	In response to your comment, we propose to clarify our future disclosure as follows:

The amount of statutory capital and surplus necessary to satisfy regulatory requirements for Guaranty was $2.8 million (and in the aggregate less than $15.0 million for all of our underwriter entities) at December 31, 2013, ~~was, in the aggregate, less than $15.0 million,~~ and each of our underwriter entities was in compliance with such requirements as of December 31, 2013.

Note 11 – Estimated title losses, page F-20

3.	Regarding your response to prior comment five, please address the following:

•	It appears that the provisions for previous policy year amounts noted in your responses to bullets one through three are greater than the total provisions for previous policy years disclosed in the Note 11 table. Please provide us proposed disclosure to be included in future periodic reports that reconciles the total provisions for previous policy year amounts in the Note 11 table with the previous policy year amounts in bullets one through three of your response.

•	You state in your response to bullet three that adverse development on previous policy years is independent of the incurred claims experience on the current policy years 2012, 2011 and 2010. For your “Title Losses” in MD&A on page 21, please provide us proposed disclosure to be included in future periodic reports to clarify that the decreases in losses incurred on known claims for the year compared to the previous year do not include adverse development on policies issued in previous policy years. Also, please provide us proposed disclosure to be included in future periodic reports that quantifies the losses incurred on known claims each year to support the percentage decrease year over year of 12.2% for 2012 and 11.3% for 2011 and explain to us why these percentages are not determinable from the roll forward in response to bullet four.

•	Refer to your response to bullet four. Please provide us proposed disclosure to be included in future periodic reports under “Title Losses” in MD&A on page 21 that discusses year over year changes separately for current year and previous policy years’ provisions for known claims and separately for the estimate of claims that may be reported in the future. Your revised disclosure should explain the reasons for increases in the provision and separately for decreases in the current year and previous policy years and separately for each category (i.e. known claims and estimates of claims that may be reported in the future).

Mr. James Rosenberg

October 3, 2013

Response:

•	Known claims reserves (a statutory reporting requirement) are reserves related to actual losses reported to us. Known claims reserves of our insurance underwriters are stated separately on the statutory balance sheet of each underwriter. Known claims reserves also include, to a much lesser extent, escrow losses from our direct operations. Since losses tend to be discovered during a subsequent property transaction, it is rare for statutory title insurance losses to relate to the current policy year. Therefore, a substantial majority of the provision and payments on known claims typically relate to prior years.

GAAP loss reserves encompass both known claims reserves and incurred but not reported (IBNR) reserves. Actuarial calculations assist management in determining its best estimate of the total estimated title loss reserve. To calculate the estimate of IBNR reserves, the known claim reserve balance is subtracted from management’s estimate of the total estimated title loss reserve.

Unlike known claims reserves, the total provision recorded in the current period for losses provides for estimated losses primarily on policies issued in the current year (reflected in the current policy year provision line in the table of Note 11). In addition, the provision provides for, in some cases, a provision (or recovery) due to adverse (or favorable) development of prior policy year loss estimates and provisions for prior policy year large claims (both of these are reflected in the previous policy years line in the table of Note 11).

Known claims paid and incurred loss activity is a primary driver of both our actuarial calculations and future expectations in estimating total title losses. We have clarified our future disclosure below to include language regarding the significance of this in estimating our total title losses.

In response to your comments, we propose to update our disclosures in both Critical Accounting Estimates – Title Loss Reserves and Note 11 – Estimated Title Losses as noted in the following bullets.

•	Our response to previous bullet three was intended to explain that activity related to a “current policy year” is independent of any adverse development on “previous policy years” since the current policy year would not be a driver in the actuarial calculations of previous policy years’ estimated losses.

The reason the percentage decreases year over year were not determinable from the roll forward we provided in our response to bullet four was due to fact that the roll forward included our direct operations’ incurred escrow losses, while our disclosed percentage related to only our lead underwriter’s known claim activity, which comprises approximately 90% of the estimated title loss reserve activity.

Mr. James Rosenberg

October 3, 2013

We propose to include in future filings the following disclosure in our MD&A:

Critical Accounting Estimates

Title Loss Reserves

Our most critical accounting estimate is providing for title loss reserves. Our liability for estimated title losses as of December 31, 2013 and 2012 comprises both known claims and our estimate of claims that may be reported in the future (“IBNR”). The amount of the reserve represents the aggregate, non-discounted future payments (net of recoveries) that we expect to incur on policy and escrow losses and in costs to settle claims.

	2013		2012
	($ millions)
Known claims	$	xxx.x	$137.9
IBNR		xx.x	382.5

Total estimated title losses	$	xxx.x	$520.4

Known claims reserves are reserves related to actual losses reported to us. Our reserve for known claims comprises both claims related to title insurance policies as well as losses arising from escrow, closing and funding operations due to fraud or error. Title claims are generally incurred three to five years after policy issuance, and the timing of payments on these claims can significantly impact the balance of known claims, since in many cases claims may be open for several years before resolution and payment occur.

Known claims paid and incurred loss activity is a primary driver of both our actuarial calculations and future expectations in estimating total title losses. Guaranty, our lead underwriter, experienced incurred losses of approximately $xx.x million and $96.0 million on known claims, a decrease of x.x% and 12.2%, for the years ended December 31, 2013 and 2012, respectively, when compared to the prior years.

Mr. James Rosenberg

October 3, 2013

We propose to include in future filings the following disclosure in our Note 11 – Estimated Title Losses:

Notes to Consolidated Financial Statements

Note 11 – Estimated Title Losses

Activity in the estimated title loss reserves (including known and incurred but not reported claims) follows:

	2013		2012	2011
	($000 omitted)
Balances at January 1	Xxx,xxx		502,611	495,849
Provisions:
Current year	Xxx,xxx		100,406	94,115
Previous policy years	Xx,xxx		39,623	47,986

Total provisions	Xxx,xxx		140,029	142,101
Payments, net of recoveries:
Current year	(xx,xxx	)	(16,782)	(22,404)
Previous policy years	(xxx,xxx	)	(107,194)	(111,915)

Total payments, net of recoveries	(xxx,xxx	)	(123,976)	(134,319)
Effects of changes in foreign currency exchange rates	X,xxx		1,711	(1,020)

Balances at December 31	Xxx,xxx		520,375	502,611

Loss ratios as a percentage of title operating revenues:
Current year provisions	x.x	%	5.8%	6.3%
Total provisions	x.x	%	8.1%	9.4%

The loss ratio on the total provision recorded for the year ended December 31, 2013 reflected an ultimate loss rate of x.x% for policies issued in the current year and a net increase in the loss reserve estimates for prior policy years of $xx.x million ($39.6 million and $48.0 million in 2012 and 2011, respectively). The increase in the loss reserve estimate for prior policy years included $xx.x million related to adverse loss development on prior policy years due to continued elevated claims payment experience for certain years and $xx.x million related to provision for large title claims. During 2013, we continued to experience favorable development relative to prior year periods which allowed us to record a reserve reduction of $x.x million in the second quarter 2013 and a reduction in our overall loss provisioning rate in the same quarter.

The 2012 and 2011 loss ratios included provisions of 5.8% and 6.3%, respectively, related to the current policy year. During 2012, our overall loss experience continued to improve relative to prior year periods and was generally in line with our actuarial expectations, which allowed us to lower the overall loss provision rate for the current year, effective with policies issued in the third quarter 2012. Provisions for prior policy years during 2012 and 2011 included adverse loss development of $14.9 million and $15.0 million, respectively, relating to other than large title losses. Provisions for large title claims related to prior policy years were $24.3 million and $32.8 million in 2012 and 2011, respectively.

Mr. James Rosenberg

October 3, 2013

•	As discussed during our teleconference with Mr. Abbott on Monday, September 30, 2013 and based on our proposed future disclosures above, we do not believe that discussing the changes in known claims reserved and IBNR reserves separately is relevant.

In addition to the above responses, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in its filings, (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review and comments. If you have any questions or further comments or would like additional information, please contact our Principal Accounting Officer, Brian Glaze, at (713) 625-8761, or me at (713) 625-8151.

Very truly yours,

/s/ J. Allen Berryman
J. Allen Berryman

Copies to:	SISCO Audit Committee
Matthew W. Morris, Chief Executive Officer
David Taylor, Locke Lord
Matthew Malinsky, KPMG